Exhibit 99.4

BSA (Warrants) Subscription Plan 2016-2

SEQUANS COMMUNICATIONS

Société anonyme au capital de 1.184.976,98 Euros

Siège social : Les Portes de la Défense, 15-55 boulevard Charles de Gaulle - 92700 COLOMBES

RCS Nanterre 450 249 677

BSA (Warrants) Subscription Plan 2016-2

(1)	SEQUANS COMMUNICATIONS

(2)	THE HOLDERS OF BSA 2016-2

BSA (Warrants) Subscription Plan 2016-2

Summary

PREAMBLE : PRESENTATION OF THE ISSUANCE AGREEMENT

Title 1.	SUBSCRIPTION AND FEATURES OF BSA 2016-2

	Article 1.	Holders of BSA 2016-2
	Article 2.	Allotment and subscription of BSA 2016-2
	Article 3.	Features and period of validity of BSA 2016-2 – Conditions of exercise
	Article 4.	Setting of the subscription price for shares covered by the BSA 2016-2

Title 2.	RIGHT OF EXERCIZE – SUSPENSION – FORMALITIES – SHARES SUBSCRIBED

	Article 5.	Suspension of the rights to exercise the BSA 2016-2
	Article 6.	Conditions of exercise of BSA 2016-2
	Article 7.	Delivery and form of shares
	Article 8.	Rights and availability of shares

Title 3.	REPRESENTATION OF HOLDERS - PROTECTION – AMENDMENT OF THE ISSUANCE AGREEMENT

	Article 9.	Representation of Holders
	Article 10.	Protection of Holders – Rights of the Company
	Article 11.	Binding effect – Amendment of the issuance agreement – Term – Jurisdiction

BSA (Warrants) Subscription Plan 2016-2

WHEREAS

In order to reward its business partners (consultants, advisers…) of the company, Sequans Communications wishes to set up a system enabling them to share in its growth.

This BSA 2016-2 subscription plan is a mechanism by which Sequans Communications offers its business partners the possibility of subscribing for warrants (hereafter referred to as “BSA 2016-2”) at a set price; the exercise of each BSA 2016-2 allows the subscription for a new ordinary share during a certain period, at a price set on the date the BSA 2016-2 are issued, and that remains fixed during the entire period. In this way, the beneficiaries participate in the company’s performance through the changes in share value, even before they become shareholders by exercising the BSA 2016-2 to subscribe for shares. This mechanism is governed, in particular, by the provisions set forth under article L.228-91 of the French Commercial Code.

In a decision taken on 28 June 2016, a combined general shareholders’ meeting voted in favour of the principle of issuing BSA, with a unitary price of 0.01 Euro, likely to give rise to a maximum of 1,000,000 new ordinary shares with a unitary par value of EUR 0.02.

This combined general shareholders’ meeting has defined the conditions of setting of the subscription price for the ordinary shares likely to be issued upon exercise of each BSA 2016-2 and decided that this price would be equal to the closing price of the Sequans Communications share (ADS) listed on the New York Stock Exchange (NYSE), on the date of the granting of said BSA 2016-2.

In addition, this decision granted the Board of Directors the power to issue such BSA 2016-2, on one or more occasions, including the authority to determine the holders and the number of BSA 2016-2 to be issued and the exercise conditions. Furthermore, the Board of Directors was granted the power to increase share capital, subject to certain restrictions, by a maximum amount equal to the total number of BSA 2016-2 issued, to record the successive increases in share capital as a result of the exercise of the BSA 2016-2, and to carry out all formalities required as a result thereof.

Pursuant to the aforesaid delegation of power, the Board of Directors has defined, at a meeting held on 29 June 2016, the terms and conditions of the BSA 2016-2 Issuance Agreement (hereafter the “Issuance Agreement”) governing BSA 2016-2 to be issued without vesting period.

THE PARTIES AGREE AS FOLLOWS

BSA (Warrants) Subscription Plan 2016-2

Title 1. SUBSCRIPTION AND FEATURES OF BSA 2016-2

Article 1.	Holders of BSA 2016-2

The initial Holder is a physical person or legal entity having effective contractual relationship, on the basis of a services contract duly signed, directly or indirectly, with Sequans Communications at the date an offer of subscription of BSA 2016-2 is made pursuant to this BSA 2016-2 Issuance Agreement. Subsequent Holders agree to abide by the terms of this Issuance Agreement.

All Holders are approved by the Company’s Board of Directors.

Article 2.	Allotment and subscription of BSA 2016-2.

The BSA 2016-2 offered to the initial Holders shall be subscribed at the price of 0.01 Euro per BSA 2016-2, price which shall be paid on subscription, either by mean of a payment in cash or by way of a set-off with a debt owed by the Company to the Holder.

The number of BSA 2016-2 proposed to each initial Holder shall be indicated in an Individual Notification Letter sent to him/her by the Chairman; the subscription of such BSA 2016-2 shall be done no later than 7 days from the receipt of the aforesaid letter, by returning to the Company

(i)	a copy of this Issuance Agreement,

(ii)	a copy of the Individual Letter of Notification

(iii)	the BSA subscription form duly signed

being specified that all such copies shall be duly executed by the Beneficiary who acknowledges that the Individual Letter of Notification is part of these Issuance Agreement.

FAILURE TO COMPLY WITH THIS MAJOR FORMALITY WITHIN THE APPLICABLE PERIOD – EXCEPT IN THE EVENT OF FORCE MAJEURE - SHALL RENDER THE BSA 2016-2 ISSUED IMMEDIATELY AND AUTOMATICALLY NULL AND VOID.

Article 3.	Features and period of validity of BSA 2016-2 – Conditions of exercise

BSA 2016-2 are granted for a period of 10 years as from the time they are issued by the Board of Directors, and provided they are subscribed for by the initial Holder.

BSA 2016-2 shall be exercisable from the date of their subscription by the Holder.

Exercising a BSA 2016-2 entitles the Holder to subscribe for one new ordinary share with a par value of EUR 0.02 (hereafter a “New Share”).

This number of shares cannot be modified during the BSA 2016-2’ period of validity, except in the event of an adjustment in the subscription price - as defined under article 10 below - in accordance with the requirements provided by law.

Any BSA 2016-2 that is not exercised before the expiry of the aforementioned 10-year period shall be null and void.

In the event of death of the Holder, his heirs or beneficiaries shall have a period of six (6) months to exercise the BSA 2016-2. After the expiry of this 6-month period hereinabove, said heirs or beneficiaries shall lose all rights with regard to unexercised BSA 2016-2,

Article 4.	Setting of the subscription price for shares covered by the BSA 2016-2

The subscription price for New Shares to be issued pursuant to an exercise of the BSA 2016-2 is set at the closing price of the Sequans Communications share (ADS) listed on the NYSE, on the effective date of allotment of such BSA 2016-2.

This price is mentioned in the Individual Notification Letter, price which may not be changed during the BSA 2016-2’ period of validity, except in the event of adjustments in accordance with statutory and regulatory requirements.

The subscription price is set in USD per share (ADS); the counter value in Euros shall be determined on the exercise date of the BSA. The par value of each share (ADS) is EUR 0.02.

BSA (Warrants) Subscription Plan 2016-2

Title 2. RIGHT OF EXERCISE – SUSPENSION – FORMALITIES – SHARES SUBSCRIBED

Article 5.	Suspension of the rights to exercise BSA 2016-2

If necessary, the Board of Directors may suspend the right to exercise the BSA 2016-2. In particular, a suspension may be ordered whenever a transaction concerning Sequans Communications’ share capital requires knowing in advance the exact number of shares that make up share capital or in the event that one of the financial transactions requiring an adjustment is carried out.

In such case, Sequans Communications shall inform the Beneficiaries of the BSA 2016-2, indicating the date of the suspension and the date on which the right to exercise BSA 2016-2 will be re-established. Such suspension may not exceed 3 months.

If the right to exercise a BSA 2016-2 expires during a period in which rights are suspended, the period for exercising the BSA 2016-2 shall be extended by the length of the suspension period.

Article 6.	Conditions of exercise of BSA 2016-2

All requests for exercising BSA 2016-2, documented by the signature of a subscription certificate specific to this BSA 2016-2 Issuance Agreement, shall be sent to Sequans Communications, and shall be accompanied by a cheque made out to the Company’s order in an amount corresponding to the number of New Shares subscribed multiplied by the subscription price, considering that such shares must be fully paid up in cash at the time of subscription, except the case of settlement of the subscription price by way of a set-off with a debt.

If the Holder has been registered in the on-line equity management system established by the Company, exercise of BSA 2016-2 shall take place in accordance with the process manual provided to the Holder and/or available from the Company’s human resources department.

Failure to fully pay the exercise price renders the subscription null and void.

Article 7.	Delivery and form of shares

New Shares acquired by exercising BSA 2016-2 are registered in the books of Sequans Communications as registered shares.

Article 8.	Rights and availability of shares

The New Shares shall be subject to all provisions of the by-laws and shall enjoy all rights pertaining to ordinary shares as from the date the increase in share capital is completed.

However, since these shares are listed for trading on the New York Stock Exchange and in order to avoid any insider trading risk, Holders shall comply with the Insider Trading Compliance Policy of the Company, available on the Company’s intranet and website, and/or from the human resources department.

Title 3. REPRESENTATION OF HOLDERS – PROTECTION – AMENDMENT OF THE ISSUANCE

AGREEMENT

Article 9. Representation of Holders of BSA

Pursuant to the provisions of Article L. 228-103 of the French Commercial Code, the Holders of BSA 2016-2 are grouped into a body with legal personality protecting their joint interests (the “masse”). General meetings of Holders may meet at the registered office or in any other location of the department of the registered office or of bordering departments.

The masse will appoint one or more representatives of the body, if requested by the Board of Directors. The representative(s) of the masse will be governed by applicable legal and regulatory provisions. The representative of the masse will receive no remuneration for his duties.

BSA (Warrants) Subscription Plan 2016-2

Article 10.	Protection of Holders – Rights of the Company

10.1	Holders will enjoy the protection reserved by law and regulations for holders of securities giving access to the capital. The Company will provide the Holders, or their representative, with the information set out by the law and regulations.

10.2	During the entire period of validity of the BSA 2016-2, the Company will have the option of changing its form or object, without obtaining prior authorisation from the Holders of BSA 2016-2. In addition, the Company shall be entitled to change the rules for distributing profits, write down its capital, or create preferred shares entailing such modification or writing down, subject to the prior authorisation to be delivered pursuant the terms of Article L. 228-103 of the French Commercial code and provided that the Company accordingly complies with applicable legal and/or regulatory provisions.

10.3	Subject to the powers expressly reserved by law for the general meeting of shareholders and, as the case may be, for the general meeting and for the representative of the body of Holders, the Board of directors will be empowered to take either of the measures relating to the protection and adjustment of the rights of Holders as provided for under paragraphs 1°, 2° or 3° of Article L. 228-99 of the French Commercial Code.

10.4	The Issuance Agreement and the conditions for the subscription or allotment of equity securities determined at the time of the issuance may only be amended by the extraordinary general meeting of shareholders of the Company, with the authorisation of the Holders obtained under the conditions provided for by law, in particular by Article L. 228-103 of the French Commercial Code.

Article 11.	Binding effect – Amendment of the issuance agreement – Term – Jurisdiction

11.1	The Holders are automatically subject to this Issuance Agreement, through this subscription or acquisition of BSA 2016-2.

11.2	This Issuance Agreement becomes effective on the date of effective subscription of the BSA 2016-2 and ends on the first of the following dates: (a) the expiry date of the BSA 2016-2, (b) the date on which all the BSA 2016-2 have been exercised or waived. In addition, it will cease to be binding on each BSA 2016-2 Holder on the date on which such holder ceases to hold any BSA 2016-2.

11.3	This Issuance Agreement is subject to French law. Any dispute relating to this Issuance Agreement or relating to the application of the terms and conditions of the BSA 2016-2 will be referred to the relevant court of the district of the Cour d’appel (Court of Appeal) of the registered office of the Company.

Executed in two (2) copies

SEQUANS COMMUNICATIONS

M.

(the “Holder”)

(The Holder shall initialize each page, sign the last page and write down: “read and approved”)